[LETTERHEAD OF JONES, WALKER, WAECHTER, POITEVENT, CARRERE &
                                 DENEGRE L.L.P.


                                                       Edward B. Crosland, Jr.
                                                       Direct Dial 202-944-1101
                                                       Direct Fax 202-944-1109
                                                       ecrosland@joneswalker.com



                                November 10, 2005



Michael Pressman, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC  20549-0303
         Re:      FirstFed Bancorp, Inc., et al.
                  Schedule 13 E-3
                  File No. 5-41864
                  ------------------------------
                  Schedule 14A
                  File No. 0-19609
                  ------------------------------

Dear Mr. Pressman:

     In response to the staff's comment letter dated November 4, 2005, enclosed are revised copies of the above-captioned filings. We are separately providing you by hand delivery paper copies of the filings which have been marked to indicate the changes made therein.

     Set forth below are our specific responses to the comments. The numbered paragraphs correspond to the numbered paragraphs in the November 4 comment letter.

1. Comment: Revise to indicate that the proxy statement and form of proxy are
   -------
preliminary copies. Refer to Rule 14a-6(e)(1).

Response:  The proxy statement and form of proxy have been revised to indicate
--------
that they are preliminary copies.
-

2. Comment: Cite the specific federal securities law exemption and provide an
   -------
analysis in support of the exemption upon which FirstFed is relying to conduct the limited private placement offering of shares.

Response: Please refer to our correspondence dated November 7, 2005, a copy of
--------
which is attached hereto. We have cited the federal securities law exemption under "What is the private placement?" on page 5 of the revised proxy materials.

3. Comment: Provide an analysis in support of your not integrating the private
   -------
placement with the issuance of the share of the S Corporation.

Response:  Please refer to our correspondence dated November 7, 2005, a copy of
--------
which is attached hereto.

4. Comment: Provide an analysis in support of why the private placement
   -------
distribution being made concurrently with the merger does not violate Regulation M.

Response:  Please refer to our correspondence dated November 7, 2005, a copy of
--------
which is attached hereto.

5. Comment: While we recognize that fewer than 100 holders can qualify as
   -------
shareholders eligible to participate in the newly-created S-Corp, provide us with your legal analysis in support of why you think an exemption from registration is available. Specifically address the availability of the exemption in view of the large number of security holders to whom the offering materials will be distributed.

Response:  Please refer to our correspondence dated November 7, 2005, a copy of
--------
which is attached hereto.

6. Comment: We note that you do not have committed financing in place. Please
   -------
ensure that you revise this disclosure to provide the information required pursuant to Item 1007(d) of Regulation M-A when you secure such financing arrangements. In the alternative, if financing is not assured, you are required to include the information required by Item 14(c)(1) of Schedule 14A in this filing for FirstFed Merger Corporation. See Instruction 2 to Item 14 of Schedule 14A.

Response: Of the $14.5 million needed to finance the merger, $6.0 million will
--------
be financed through a loan by Alabama Bankers Bank to FirstFed Bancorp for the purchase of 600,000 shares by the ESOP. Information required by Item 1007(d) of Regulation M-A has been included in the revised proxy materials. See "Source and Amount of Funds For the Transactions," on page 33 of the revised proxy materials.

         The remainder of the funding of the merger will be financed with the proceeds of the private placement stock offering which currently is not expected to be conducted until after the Special Meeting of Stockholders.

         We do not believe that additional information regarding FirstFed Merger Corporation would be material to FirstFed Bancorp's stockholders, since FirstFed Merger Corporation is a shell corporation with minimal capitalization. Disclosure is provided regarding the role of FirstFed Merger Corporation in the transaction and its management.

         Please refer to our response to Comment No. 24 regarding incorporation of information regarding FirstFed Bancorp, Inc.

7. Comment: Each presentation, discussion, or report held with or presented by
   -------
an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Feldman Financial Advisors during your evaluation of the transaction and file any written materials, such as the appraisal, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Among other items, the written materials could include analyses, talking papers, drafts, summaries and outlines.

Response: Presentations made by Feldman Financial Advisors have been summarized
--------
in the revised materials. See "Feldman Financial Opinion" beginning on page 35. Analyses prepared by Feldman Financial have been filed as an exhibit to the amended Schedule 13E-3.

8. Comment: The summary term sheet should briefly describe the material terms of
   -------
the transaction in bullet point format. See Item 1001 of Regulation M-A. Revise your information to provide a brief and clear presentation of information that is material to investors without unnecessary repetition. For example, your Q&A repeats verbatim large portions of your summary. Refer to Part II.F.2.a of SEC Release No. 33-7760 (October 22, 1999) for a discussion of the items that should be discussed in the summary term sheet.

Response: A new Summary Term Sheet in bullet point format and in plain English
--------
briefly describing material terms of the transaction has been included in the revised proxy materials prior to the Q&A which has been revised. We have considered and addressed the applicable items in SEC Release No. 33-7760. See page 1 of the revised proxy materials.

9. Comment: Disclose in the summary term sheet to disclose the number and
   -------
percentage of outstanding shares held by unaffiliated security holders that must be voted in favor of the merger in order to approve the transaction.

Response: The Summary Term Sheet discloses the number and percentage of
--------
outstanding shares held by unaffiliated security holders that must be voted in favor of the merger in order to approve the transaction. See page 2 of the revised proxy materials.

10. Comment: Disclose whether securities issued in the private placement will be
    -------
entitled to vote in the going private transaction.

Response: The Summary Term Sheet discloses that securities issued in the private
--------
placement will not be entitled to vote on the merger since they will be issued and sold subsequent to the special meeting. See page 2 of the revised proxy materials.

11. Comment: Expand your discussion of the background of the merger, including
    -------
with regard to the private placement, to describe all meetings, negotiations, contacts, etc., among board members and management. Identify the participants in and initiator of each meeting or contact, disclose the date of each meeting or contact and revise your discussion of those meetings to provide the reader with more of a sense of the content of those discussions.

Response: The disclosure has been expanded to describe all meetings, contacts,
--------
etc., and to identify participants in and the initiator of these meetings, as well as the meeting dates. We have expanded the discussion to provide more detail of the content of these discussions. See the disclosure beginning on page 14 of the revised proxy materials.

12. Comment: Provide a summary of the analysis presented to the board discussing
    -------
the impact of ownership of 5,000 and 10,000 shares.

Response: A summary of the analysis presented to the board has been included in
--------
the revised proxy statement. See page 18 of the revised proxy materials.

13. Comment: It appears that your characterization of the board's "meeting its
    -------
fiduciary obligations" is a legal conclusion. Please explain to us the basis for this representation.

Response: The reference to the board's "fiduciary obligations" was not intended
--------
to be a legal conclusion but to be an acknowledgement that the directors were aware of the fiduciary duties owed by them to the company and its stockholders. We have revised the sentence to read: "For the reasons described in this proxy statement, our board of directors has also determined that the proposed merger is in the best interests of the company." See page 19 of the revised proxy materials.

14. Comment: We note your reference to information provided by management to the
    -------
adviser and your references elsewhere in the document to financial projections provided to the adviser. Disclose all financial projections provided by management. In addition, disclose and quantify (to the extent possible) the material assumptions underlying the financial projections.

Response: All financial projections provided by management, including material
--------
underlying assumptions, have been disclosed in the revised proxy materials. See page 23 of the revised proxy materials.

15. Comment: Expand your disclosure to indicate how the adviser determined the
    -------
10% growth area.

Response: The disclosure has been expanded. See page 25 of the revised proxy
--------
materials.

16. Comment: Clarify whether any additional fees have been paid to RP Financial
    -------
during the preceding two years. Refer to Item 1015(b)(4) of Regulation M-A.

Response: The disclosure has been expanded to indicate fees paid to RP Financial
--------
in 2004. See page 28 of the revised proxy materials.

17. Comment: Delete the statement that the discussion is "qualified in its
    -------
entirety by reference to the text of the valuation." The company is responsible for the accuracy of its disclosure.

Response: The statement has been deleted from the revised proxy solicitation
--------
materials. See page 28 of the revised proxy materials.

18. Comment: The factors listed in Instruction 2 to Item 1014 are those
    -------
generally considered relevant in addressing the substantive fairness of a Rule 13e-3 transaction and should be discussed in reasonable detail. Please address each factor in this section. For example, we are unable to locate a discussion of going concern value or purchase prices paid in previous purchases. To the extent any such factors were not considered or deemed relevant in the context of this particular transaction, that fact may be important for shareholders in assessing the transaction and the company's fairness determination. Refer to Exchange Act Release No. 17719 (April 13, 1981).

Response:  We have considered the factors listed in Instruction 2 to Item 1014,
--------
as follows:

     i) Current market prices - see "Cash merger consideration vs. market prices" on page 29;
     ii) Historical market prices - see "Cash merger consideration vs. market prices" on page 29;
     iii) Net book value - see "Cash merger consideration vs. book value" on page 30;
     iv) Going concern value - see "Independent valuation; going concern value" on page 30;
     v) Liquidation value - see the second paragraph under "Structure of transaction" on page 31;
     vi) Purchase prices paid in previous purchasers - see "Purchase prices paid" on page 30;
     vii) Any report, opinion or appraisal - see "Independent valuation; going concern value" on page 30; and
     viii) Firm offers - see "No firm offers" on page 31.


19. Comment: Expand your disclosure to explain what consideration the board gave
    -------
to the Feldman Financial analysis when rendering its fairness determination.

Response: We have expanded the disclosures to explain the board's consideration
--------
of the Feldman Financial analysis. See "Board Consideration of Feldman Financial Analysis" on page 36.

20. Comment: We note your statement on the bottom of page 28 that the board
    -------
believes the transaction to be fair absent "certain" procedural safeguards because "the merger agreement treats all affiliated and unaffiliated stockholders identically." First, identify all absent procedural safeguards to which you refer. Second, it appears to the staff that the transaction will have a disparate impact on affiliated and unaffiliated shareholders. In that regard, the majority of unaffiliated shareholders will be cashed out while all affiliated shareholders will become holders of the S Corporation. Please expand your disclosure to discuss precisely what the board meant when it refers to identical treatment. In addition, expand your disclosure to discuss why the board believes the transaction is procedurally fair in light of the absence of procedural safeguards and the disparate impact to affiliated and unaffiliated holders.

Response: The proxy materials disclose specific procedural safeguards that are
--------
absent in the proposed transaction. We have eliminated the reference to "certain procedural safeguards" to avoid any uncertainty as to the safeguards that were not used. See the fourth paragraph under "Structure of transaction" on page 31 which discloses the absence of a vote of unaffiliated stockholders, the absence of an unaffiliated representative acting solely on behalf of the stockholders, and the absence of counsel or appraisal services for unaffiliated stockholders. We have expanded the disclosure to clarify what the board means when it refers to identical treatment and why the board believes the transaction is procedurally fair.

21. Comment: Quantify the amount needed to finance the merger.
    -------

Response: The amount needed has been quantified. See page 33 of the revised
--------
proxy materials.

22. Comment: Please expand the table on page 34 to set forth the percentage
    -------
beneficially owned.

Response: The table has been expanded to set forth the percentage beneficially owned. See page 39 of the revised proxy materials.

23. Comment: Instructions 2 and 3 to Item 1013(d) of Regulation M-A requires a
    -------
reasonably detailed discussion of both the benefits and detriments of the going private transaction to the issuer, its affiliates and unaffiliated security holders. Please revise to include such a discussion for each filing person. As required by the instruction, the benefits and detriments of the going private transaction must be quantified to the extent practicable. For example, you should provide information on the impact to each filing person's interest in the company's net book value and net earning in both dollar amounts and percentages. This information is currently presented in the aggregate for all officers and directors as a group. See Instruction 1 to Item 1013(d) of Regulation M-A.

Response: A complete discussion of the benefits and detriments, quantified to
--------
the extent practicable, has been included. See page 43 of the revised proxy materials.

24. Comment: We note that you have incorporated by reference the information
    -------
required by Item 14(c)(2) of Schedule 14A. Please note that this information may be incorporated by reference into the filing to the same extent as would be permitted by Form S-4. See Item 14(e)(1) of Schedule 14A and Part C, Item 15 of Form S-4. However, it does not appear that your public float is sufficient and, therefore, you are probably not eligible to incorporate by reference. Please revise your disclosure to remove your reference to incorporation by reference and to include any disclosure that you were incorporating into the document by reference to the Form 10-K.

Response: We have removed the reference to incorporation by reference and have
--------
included the Form 10-K as an appendix to the proxy statement. See page 73 of the revised proxy materials.

25. Comment: If you continue to elect to incorporate the financial information
    -------
by reference after reviewing the preceding comment, then provide at least the summary information required by Item 1010(c) of Regulation M-A, including the ratio of earnings to fixed charges and book value per share. For guidance, see Instruction 1 to Item 13 of Schedule 13E-3.

Response:  Please refer to our response to Comment No. 24.
--------

26. Comment: Advise us of the authority on which you rely to incorporate by
    -------
reference any additional documents that you have or may file with the SEC between the date of this document and the date of the special meeting or revise the disclosure to indicate that you will specifically amend the Schedule 13E-3 and Schedule 14A to include the information if filed to the extent required to fulfill your disclosure obligation.

Response: The revised proxy materials indicate that the company will
--------
specifically amend the Schedule 13E-3 and Schedule 14A to include subsequent filed information to the extent required to fulfill its disclosure obligation. See page 73 of the revised proxy materials.

27. Comment: In connection with responding to our comments, please provide, in
    -------
writing, a statement from each filing person acknowledging that:

          - the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
          - staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
          - the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Response: The statement acknowledging the above matters has been executed by,
--------
and is being submitted on behalf of, each filing person.

                                                   Sincerely,



                                                   /s/ Edward B. Crosland, Jr.
                                                   ---------------------------
                                                   Edward B. Crosland, Jr.
Enclosure

   [LETTERHEAD OF JONES, WALKER, WAECHTER, POITEVENT, CARRERE &
                                 DENEGRE L.L.P.


                                                       Edward B. Crosland, Jr.
                                                       Direct Dial 202-944-1101
                                                       Direct Fax 202-944-1109
                                                       ecrosland@joneswalker.com

                                November 7, 2005


Michael Pressman, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
         Re:      FirstFed Bancorp, Inc. et al
                  Schedule 13 E-3
                  File No. 5-41864
                  ----------------
                  Schedule 14A
                  File No. 0-19609
                  ----------------

Dear Mr. Pressman:

         We are writing in response to comments No. 2-5 contained in the comment letter dated November 4, 2005 on the above-referenced filings, a copy of which is attached hereto.

         In summary, these comments request additional information regarding FirstFed Bancorp's proposed private placement, including an analysis of the possible application of Regulation M to the transaction and an analysis of the exemption from registration under the Securities Act of 1933 on which FirstFed is relying.

Regulation M
------------
         We do not believe that Regulation M was intended to apply since the types of market practice abuses covered by Regulation M are not present in the proposed transaction. The prices per share to be paid in both the merger ($11.00) and the private placement ($10.00) are fixed. No amount of trading activity during the distribution period will effect the valuation or the per share prices.

         We recognize, however, that although the private placement may not involve "special selling efforts and selling methods," it may satisfy the "magnitude" criterion of the definition of "distribution" in Regulation M. We also recognize that the Division of Market Regulation in Staff Legal Bulletin No. 9 concluded that publicly-traded securities and restricted securities, which are otherwise identical in all material respects, are considered to be the same security.

Therefore, the private placement offering will be structured to avoid any conflict with, or appearance of a conflict with, the terms and conditions of Regulation M.

         In Staff Legal Bulletin No. 9, the Division of Market Regulation also expressed its view that the Regulation M "restricted period" in connection with a merger begins on the day of mailing the proxy solicitation materials and continues through the end of the period in which stockholders can vote on the merger. Based on this analysis, FirstFed proposes either (i) to obtain binding commitments from private placement offerees prior to mailing the proxy soliciting materials (see the definitive proxy statement of First Southern Bancshares, Inc., dated December 17, 2004, at page 58-File No. 000-25478), or
(ii) to effect the private placement offer and sale subsequent to the Special Meeting of Stockholders. In our opinion, such a structure will avoid any conflict with the terms and conditions of Regulation M.

Private Placement
-----------------
         FirstFed is relying on the so-called "private placement" exemption under Section 4(2) of the 1933 Act. In addition, FirstFed expects to rely on Rule 506 in Regulation D under the 1933 Act. Rule 506 provides that there shall be no more than 35 non-accredited purchasers of the securities from the issuer in any offering under this section. FirstFed expects to solicit no more than 50 individuals who are believed to be qualified Subchapter S corporation stockholders. Of these 50 individuals, at least 50% are believed to be "accredited investors" as defined in Rule 501 under Regulation D.

         If we understand your comments No. 3 and 5 correctly, you are requesting our analysis as to whether the private placement should be integrated with another "offering" in connection with the vote on the merger. To provide such an analysis requires a conclusion that current FirstFed stockholders, who qualify to continue as FirstFed stockholders after the company has elected to be taxed as a Subchapter S corporation, will receive a new or different security.

         If this were the case in the proposed FirstFed merger transaction, Rule 145 under the 1933 Act would be applicable. In the Preliminary Note to Rule 145, the Commission stated: "The thrust of the rule is that an offer, offer to sell, offer for sale, or sale occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is a new investment decision, whether to accept a new or different security in exchange for their existing security."

         We do not believe that Rule 145, and in particular Rule 145(a)(2), applies to FirstFed. Current stockholders who satisfy the requirements of a qualifying stockholder will remain common stockholders of the same Delaware corporation, with the same rights and privileges as they had prior to the transaction.

         It is important to recognize that the election to be a Subchapter S corporation will be a change in the tax status of FirstFed only. To accomplish this, and continue to be eligible to receive the federal tax benefits of a Subchapter S corporation after completion of the transaction, qualifying stockholders will agree to certain restrictions on transfer. As the Division of Market

Regulation concluded above with respect to Regulation M, publicly-traded securities and restricted securities are considered to be the same security.

         In addition, please note that FirstFed is not the first registrant to propose this type of transaction (see the definitive proxy statement of American Bancorp, Inc. dated August 12, 2000 -- File No. 000-11928).

         We appreciate your consideration and cooperation in this matter and are available to meet with you if a meeting will facilitate your resolution of the matters discussed above.

                                                    Sincerely,



                                                    /s/ Edward B. Crosland, Jr.
                                                     ---------------------------
                                                    Edward B. Crosland, Jr.